Exhibit 4.60

MUTUAL TERMINATION AGREEMENT

This Mutual Termination Agreement (together with all Exhibits hereto, this “Termination Agreement”) is entered into as of 24 November 2016 (the “Termination Effective Date”) by and between Novartis Pharma AG, a company incorporated under the laws of Switzerland, with a place of business at Lichtstrasse 35, CH-4056 Basel, Switzerland (hereinafter referred to as “Novartis”), and GW Pharma Ltd, a company incorporated under the laws of England and Wales (Company No. 03704998), having its registered address at Sovereign House, Vision Park, Chivers Way, Histon, Cambridge CB24 9BZ, UK (hereinafter referred to as “GW”). Novartis and GW, may hereinafter be referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS, Novartis and GW are parties to that certain Distribution and License Agreement, dated 8 April 2011, as amended on 1 February 2014 and 19 January 2015 (collectively and as so amended, the “Agreement”); and

WHEREAS, Novartis and GW wish to terminate the Agreement, and to confirm and define their respective future mutual rights and obligations with respect thereto, in each case, on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1.	DEFINITIONS

Unless otherwise defined herein, capitalized words used in this Termination Agreement shall have the meaning attributed to them in the Agreement.

2.	MUTUAL TERMINATION OF THE AGREEMENT

Notwithstanding any provision of the Agreement to the contrary, the Parties agree that on the Termination Effective Date, the Agreement (including any and all related amendments, modifications and ancillary agreements, including the Manufacturing and Supply Agreement, dated 9 November 2011, by and between GW and Novartis), is hereby mutually terminated by the Parties and of no further legal force or effect, except as otherwise expressly provided for herein (including Section 3.11 hereof). Notwithstanding the foregoing, the Parties agree that the Pharmacovigilance Agreement, dated 28 February 2012, by between GW and Novartis (the “Pharmacoviligance Agreement”) shall not terminate on the Termination Effective Date and shall instead continue in effect solely in accordance with the terms of Section 3.6 of this Termination Agreement.

3.	EFFECTS OF TERMINATION AND TRANSITION SERVICES.

3.1	Effect of Termination on the Licenses and Other Grants Relevant to Section 2 of the Agreement.

a)	The Parties hereby agree that any licenses and other rights granted by GW to Novartis under the GW Technology pursuant to the Agreement shall terminate and/or be transitioned to GW in accordance with the following:

i.	For those countries in the Territory (i) in which no Regulatory Filings for Product have been submitted to the Regulatory Authority of that country prior to the Termination Effective Date or (ii) in which the Regulatory Filings have been rejected by the Regulatory Authority prior to the Termination Effective Date (collectively, the “No Approval Countries”): Any licenses and other rights to use the GW Technology granted by GW to Novartis under the Agreement with respect to such country will terminate and revert to GW effective upon the Termination Effective Date;

ii.	For those countries in the Territory in which Novartis has submitted a Regulatory Filing for Product to the Regulatory Authority of that country prior to the Termination Effective Date, but in which a Regulatory Approval has not been obtained before the Termination Effective Date (collectively, the “Pending Approval Countries”): Any licenses and other rights to use the GW Technology granted by GW to Novartis under the Agreement with respect to such country will terminate and revert to GW effective upon the Termination Effective Date except that such licenses and rights shall continue following the Termination Effective Date solely to the extent necessary for Novartis to perform and discharge its obligations under this Termination Agreement. Upon the discharge of such obligations such residual rights under GW Technology will terminate and revert to GW; and

iii.	For those countries in the Territory in which a Regulatory Approval has been obtained by Novartis as of the Termination Effective Date, specifically, Australia, Malaysia, New Zealand, Kuwait, and the United Arab Emirates (collectively, the “Approved Countries”): Any licenses and other rights to use the GW Technology granted by GW to Novartis under the Agreement with respect to such country will continue after the Termination Effective Date and shall terminate and revert to GW effective upon the date of completion of the transfer from Novartis of the Regulatory Approval for such country to GW or to its Third Party designee.

b)	Novartis hereby confirms that it has not granted to any Third Parties any sublicenses under the GW Technology.

3.2	Effect of Termination on the Obligations relating to Development and Product Information Relevant to Section 4 of the Agreement.

From and after the Termination Effective Date, GW will be solely responsible, at its own cost and expense, for all Development of the Product for the Territory.

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3.3	Effect of Termination on the Regulatory Affairs and Activities Relevant to Section 6.1 of the Agreement.

a)	The Parties hereby agree that Novartis’ rights and responsibilities with respect to regulatory affairs and activities related to the Product in the Territory shall terminate and/or be transitioned to GW in accordance with the following:

i.	For each of the Approved Countries: Novartis will continue to maintain the Regulatory Filings for each Approved Country until 31 January 2017. On or before 31 January 2017, Novartis will file the CDS-update(s), CMC-variation(s) and Regulatory Approval transfer submission(s) for the transfer of the Regulatory Approval(s) in each such Approved Country to GW or its designated Third Party in accordance with applicable local Law. GW will (or will cause its future local distribution-partner to), at GW’s own cost and expense, execute, acknowledge and deliver any and all documents and take any action as may be reasonably necessary to complete each Regulatory Approval transfer. By way of exception, in Malaysia, Novartis will only be required to file the Regulatory Approval transfer submission (and the Parties have agreed that Novartis is not obliged to file any CDS-updates or CMC-variations for Malaysia), but will do so on or before 31 January 2017. For each Approved Country, from and after 31 January 2017 any subsequent new CDS-update(s) and CMC variation(s) will be filed directly by GW once the Regulatory Approval transfer has been completed.

ii.	For each of the Pending Approval Countries: From and after the Termination Effective Date, Novartis will transfer all Regulatory Filings to GW, except that Novartis shall have no such obligation if GW expressly requests that Novartis withdraw the Regulatory Filings in a specific country. GW hereby expressly requests that Novartis withdraw the Regulatory Filings in South Africa and Egypt. By way of exception, in Saudi Arabia, Novartis will continue to be responsible for all interactions with the Regulatory Authority with respect to the Regulatory Approvals, including any discussions related to the Pricing and/or Reimbursement Approval for the Product, until the Regulatory Approval in Saudi Arabia has been granted or rejected; following the grant or rejection of these Regulatory Approvals, Novartis will (A) file the Regulatory Approval transfer submission for the transfer of these Regulatory Approvals to GW or its Third Party designee and (B) transfer all Regulatory Filings for Saudi Arabia to GW. The foregoing obligations with respect to Saudi Arabia will continue beyond 31 January 2017 until they have been completed. The Parties agree that if, after submission of the pricing documents by Novartis, a significant amount of regulatory work will continue to be required in order to obtain Regulatory Approvals in the Pending Approval Countries, then the Parties will discuss in good faith how this work can be outsourced to a Third Party and the sharing of the associated costs by the Parties; and

iii.	For the each of the No Approval Countries: From and after the Termination Effective Date, GW will be solely responsible for all interactions with the Regulatory Authorities with respect to all Regulatory Filings and Regulatory Approvals.

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b)	For the avoidance of the doubt, any regulatory activities performed by Novartis pursuant to the above Section 3.3(a) (collectively, the “Regulatory Services”) shall be performed free of charge to GW and Novartis agrees to bear all costs and expenses incurred in connection with all Regulatory Services performed on or before 31 January 2017 (even if the invoice for such services is not raised or received until after 31 January 2017) or, in the case of Saudi Arabia (and subject to the final sentence of Section 3.3(a)ii, until the Regulatory Services are completed. It is agreed and understood by and between the Parties that Novartis will not be liable for, and GW hereby expressly waives, releases and discharges Novartis from, any claims in contract, tort, negligence, breach of statutory duty or otherwise for any special, indirect, incidental, punitive or consequential damages or for any economic loss or loss of profits actually or allegedly suffered by GW arising out of or in connection with any Regulatory Service.

c)	Notwithstanding the above, except with respect to Saudi Arabia from and after 1 January 2017, GW will be solely responsible, at its own cost and expense, for all Regulatory Filings and Regulatory Approvals for all Product in the Territory (including all interactions with Regulatory Authorities in the Territory with respect to Regulatory Approvals, including filing and maintaining any required Regulatory Approvals, seeking necessary permits and/or scheduling or re-scheduling in controlled substance listings or de-scheduling of the Product from controlled substances listings in the Territory).

d)	Each of Novartis and GW will (and GW will cause each of its Third Party designee(s) to) use its best efforts in order to ensure a smooth transition of the regulatory affairs and activities relating to the Product in the Territory in accordance with this Section 3.4 on or before 31 January 2017.

e)	On or before 31 January 2017, Novartis shall provide GW with copies of all filings and correspondence submitted to, or received from, any Regulatory Authority to the extent they relate to all relevant Product(s) in the Territory and are still available at Novartis. Novartis will forward to GW any correspondence received from any Regulatory Authority in the Territory after 31 January 2017 to the extent they relate to the Product and are still available at Novartis.

f)	Notwithstanding the foregoing, Novartis will file an application for the certification of the reimbursement price for the Product in Kuwait with the Ministry of Health in Kuwait on or before 31 January 2017.

g)	Notwithstanding the foregoing, Novartis will ensure that Novartis’ registered distributors for Product in Kuwait and United Arab Emirates will deliver, at GW’s request, a letter of no objection (in a form reasonably acceptable to GW and the applicable Regulatory Authority) consenting to its replacement of Novartis` distributor as the registered distributor of Product in such country.

h)	Notwithstanding the foregoing, Novartis will give Novartis’ registered distributors for Product in United Arab Emirates notice of termination of its appointment as the registered distributor of Product in such country (in a form reasonably acceptable to GW and the applicable Regulatory Authority).

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3.4	Effect of Termination on the Commercialization Activities Relevant to Sections 6.2 and 11.2 of the Agreement.

a)	From and after the Termination Effective Date and except as expressly set forth in Section 3.3 of this Termination Agreement, GW will be solely responsible, at its own cost and expense, for all aspects of Commercialization of the Product in the Territory, including planning and implementation, distribution, booking of sales, pricing, reimbursement, regulatory, manufacturing, phase IV studies, marketing and sales activities.

b)	Novartis hereby confirms that there are no clinical data generated by Novartis as part of any Phase IV clinical study conducted by it in accordance with the Agreement and that no Phase IV clinical studies of any Product sponsored by Novartis are on-going as of the Termination Effective Date.

c)	Effective from and after the Termination Effective Date, Novartis hereby grants to GW an exclusive, perpetual, irrevocable, fully paid-up, sublicensable license under the copyright and trade dress rights in the marketing, advertising and promotional materials used by Novartis and its Affiliates to Commercialize the Product in the Territory, to make and have made Regulatory Filings, import, have imported, use, have used, Commercialize and have Commercialized any Product in the Territory. Expressly excluded from the foregoing license is the right for GW to use the Novartis Marks.

3.5	Effect of Termination on the Trademark Rights and Licenses Relevant to Sections 6.3 and 11.2 of the Agreement.

a)	The Parties hereby agree that any licenses and other rights granted by GW to Novartis pursuant to the Agreement to use the GW Trademark shall terminate in accordance with the following:

i.	In all countries in the Territory other than the Approved Countries: All rights granted to Novartis pursuant to the Agreement to use the GW Trademark in such countries shall cease immediately upon the Termination Effective Date; and

ii.	In each of the Approved Countries: All rights granted to Novartis pursuant to the Agreement to use the GW Trademark in such countries shall cease upon completion of Novartis’ obligations under this Termination Agreement to transfer to GW, or to its Third Party designee, all of Novartis’ rights in the Regulatory Approvals and Regulatory Filings.

b)	As soon as practicable following the Termination Effective Date, Novartis will transfer to GW any registrations for domain names owned or Controlled by Novartis or its Affiliates which correspond to or include any GW Trademark for Product.

c)	For the sake of clarity, Novartis exclusively owns and will, after the Termination Effective Date, continue to exclusively own all rights in and to the Novartis Marks.

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3.6	Effect of Termination on the Pharmacovigilance Activities Relevant to Section 6.5 of the Agreement.

a)	Subject to the terms and conditions set forth in the amendment to the Pharmacovigilance Agreement referenced in Section 3.6(b) hereof, from and after the Termination Effective Date, GW will be solely responsible, at its own cost and expense, for all pharmacovigilance activities related to or with respect to the Product in the Territory.

b)	The Parties hereby agree that on or before 31 January 2017, the Parties will enter into an amendment to the Pharmacovigilance Agreement setting forth the terms and conditions for a detailed transitional plan pursuant to which all pharmacovigilance activities will be transitioned from Novartis to GW.

c)	Novartis will use its best efforts to assist GW in its performance of its pharmacovigilance obligations during the transitional phase in accordance with the detailed transitional plan referenced in Section 3.6(b), above.

3.7	Effect of Termination on the Patents and Resulting Intellectual Property Relevant to Sections 2 and 8 of the Agreement.

a)	For the sake of clarity, both Parties will retain all title, rights, interest, and ownership in their respective Intellectual Property.

b)	Each Party hereby confirms that no Resulting Intellectual Property was generated, developed or created by either Party and that neither Party owns any Resulting Intellectual Property.

3.8	Effect of Termination on the Sales in New Zealand to Individual Patients.

a)	From and after the Termination Effective Date but only until the NZ Transfer Date (as defined below), Novartis will continue to supply to individual patients in New Zealand the amounts of Product sufficient to cover their medical needs, who, as of the Termination Effective Date, receive Product from Novartis in all material respects in accordance with the current practices and procedures for such supply already established (i.e., using Bayer UK packs that are converted locally into saleable packs for the New Zealand market) (the “NZ Supply”) solely until both (i) the Regulatory Approval for New Zealand has been transferred to GW and (ii) GW has established new mechanisms to distribute and supply Product in New Zealand which have been approved by the Ministry of Health (the date that both (i) and (ii) are achieved, the “NZ Transfer Date”).

b)	From and after the NZ Transfer Date:

i.	GW will be exclusively solely responsible, at its own cost and expense, for any and all supply of Product in New Zealand;

ii.	Upon receipt by Novartis of reimbursement by GW of the Price originally paid by Novartis to GW for any unexpired and saleable inventory of Product in Novartis’ warehouse as of the NZ Transfer Date , Novartis will transfer such inventory to GW or its Third Party designee as soon as practicable following the NZ Transfer Date;

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iii.	Novartis will transfer to GW all pending supply requests and purchase orders related to the Product received by Novartis.

c)	Each Party shall use commercially reasonable efforts to ensure that such NZ Supply patients continue to have access to the Product until the NZ Transfer Date and to ensure that the transfer will happen as soon as possible after the Termination Effective Date. In the event that GW or its Third Party designee are unable to achieve prong (ii) of the definition of “NZ Transfer Date” within 180 days of the Termination Effective Date, the Parties will discuss in good faith the terms and conditions upon which Novartis can continue to supply Product to individual patients in order to provide such NZ Supply patients with access to the Product.

3.9	Effect of Termination on the Financial Provisions Relevant to Section 7 of the Agreement.

a)	The Parties agree that any payment made by Novartis to GW relating to, arising out of, or in connection with the Agreement (including the upfront payment paid pursuant to Section 7.1 of the Agreement) prior to the Termination Effective Date will not be refunded to Novartis.

b)	The Parties agree that upon the Termination Effective Date any obligation of Novartis to make royalty payments to GW pursuant to Section 7.3 of the Agreement will immediately cease and that no Milestone Payments, as per Section 7.2 of the Agreement, are or will be due.

c)	GW hereby confirms that it has not acquired and will not acquire licenses to any Relevant Third Party Rights for which Novartis would need to pay fifty percent (50%) of the milestone payments, royalties and/or other license fees.

3.10	Mutual Release.

a)	Except as expressly set forth in this Termination Agreement (including Section 3.11 hereof), effective as of the Termination Effective Date, each of GW and Novartis hereby irrevocably releases and discharges the other from all its obligations and liabilities under or in connection with the Agreement (including any and all related amendments, modifications and ancillary agreements other than the Pharmacovigilance Agreement).

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b)	Each of the Parties, for itself and on behalf of its predecessors, successors, assigns, and Affiliates, and its past, present and future directors, officers, agents, employees and representatives (the “Releasors”), hereby affirms that the Releasors do not know of any claims by any Third Party for which the Releasors would seek indemnification or any type of monetary recovery or injunctive relief from the other Party, its respective predecessors, successors, assigns, and Affiliates, and each of their past, present and future directors, officers, agents, employees and representatives (the “Released Parties”). The Releasors hereby completely and forever remise, release and discharge the Released Parties of any and all claims by the Releasors for any and all actions, causes of action, suits, debts, dues, sums of money, accounts, covenants, set offs, defenses, rights, obligations, liabilities, controversies, damages, executions, claims and demands whatsoever, in law or in equity, in tort or contract, whether known or unknown, whether liquidated or unliquidated, whether contingent or fixed, against the Released Parties (or any of them), that Releasors (or any of them) have or have ever had before the Termination Effective Date, or may ever claim to have or have had before the Termination Effective Date, for, upon, or by reason of any matter, cause or thing whatsoever, relating to, arising out of, or in connection with the Agreement (including any and all related amendments, modifications and ancillary agreements). For the avoidance of doubt, this release does not apply to the rights and obligations set forth in this Termination Agreement.

3.11	Survivals.

Notwithstanding anything herein or in the Agreement to the contrary, the only provisions of the Agreement that shall survive its termination are as follows: Section 1 of the Agreement (Definitions and Interpretation); and Section 9 of the Agreement (Confidentiality).

4.	GENERAL PROVISIONS

4.1	Assignment. Neither Party may assign this Termination Agreement nor its rights and obligations under this Termination Agreement without the other Party’s prior written consent, except that Novartis may, without GW’s consent, (a) assign its rights and obligations under this Termination Agreement or any part hereof to one or more of its Affiliates; or (b) assign this Termination Agreement in its entirety to a successor to all or substantially all of its business or assets to which this Termination Agreement relates. Any permitted assignee will assume all obligations of its assignor under this Termination Agreement (or related to the assigned portion in case of a partial assignment). Any attempted assignment in contravention of the foregoing will be void. Subject to the terms of this Termination Agreement, this Termination Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

4.2	Severability. Should one or more of the provisions of this Termination Agreement become void or unenforceable as a matter of law, then this Termination Agreement will be construed as if such provision were not contained herein and the remainder of this Termination Agreement will remain in full force and effect. The Parties will use their best efforts to substitute for the invalid or unenforceable provision a valid and enforceable provision which conforms as nearly as possible with the original intent of the Parties.

4.3	Written Form Clause. This Termination Agreement, together with its Exhibits, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other prior communications between the Parties with respect to the Termination Agreement. No provision of this Termination Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party. In the event of any conflict between a substantive provision of this Termination Agreement and the Agreement, the substantive provisions of this Termination Agreement will prevail.

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4.4	Language, Applicable Law and Jurisdiction. This Termination Agreement was negotiated, written and executed in the English language, which will be the only official version and will override any translated version to the extent of any conflict. Any translation into any other language will only be an unofficial working-translation and will be irrelevant for interpreting this Termination Agreement. This Termination Agreement shall be governed by, and construed in accordance with, the laws which govern the Agreement, which provisions (Section 14.3 of the Agreement) are expressly incorporated herein by reference mutadis mutandis. The Parties submit to the jurisdiction and dispute resolution provisions as set forth in the Agreement, which provisions (Sections 14.3 and 14.4 of the Agreement) are expressly incorporated herein by reference mutadis mutandis.

4.5	Waivers and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Termination Agreement will not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver will be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Termination Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

4.6	Notices. All notices, consents, waivers, and other communications under this Termination Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); or (b) sent by facsimile (with provision for assurance of receipt in a manner typical with respect to communications of that type); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service, in each case to the appropriate addresses set forth below (or to such other addresses as a Party may designate by written notice):

If to GW:

GW Pharma Limited

Sovereign House,

Histon,

Cambridge,

CB24 9BZ

United Kingdom

Attention: Company Secretary

Fax number: +44 1223 235667

If to Novartis:

Novartis Pharma AG P.O. Box CH - 4002 Basel Switzerland Attn: Head, Business Development and Licensing Fax: +41-61-324-2511

with a copy to:

Novartis Pharma AG P.O. Box CH - 4002 Basel Switzerland Attn: Head, Legal Department Fax: +41-61-324-7399.

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4.7	Further Assurances. Parties hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all such other documents and take any such other action as may be reasonably necessary to carry out the intent and purposes of this Termination Agreement.

4.8	Compliance with Law. Each Party will perform its obligations under this Termination Agreement in accordance with all applicable Laws. No Party will, or will be required to, undertake any activity under or in connection with this Termination Agreement which violates, or which it believes, in good faith, may violate, any applicable Law.

4.9	No Third Party Beneficiary Rights. The provisions of this Termination Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they will not be construed as conferring any rights to any Third Party (including any third party beneficiary rights).

4.10	Expenses In Concluding This Mutual Termination. Except as otherwise expressly provided in this Termination Agreement, each Party will pay the fees and expenses of its respective lawyers and other advisors and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Termination Agreement.

4.11	Interpretation. In this Termination Agreement, unless otherwise specified:

a)	“includes” and “including” mean, respectively, “includes, without limitation” and “including, without limitation”;

b)	a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

c)	a statute or statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument or such provision as the same may have been or may from time to time hereafter be amended or re-enacted;

d)	words denoting the singular will include the plural and vice versa and words denoting any gender will include all genders;

e)	the Exhibits and other attachments form part of the operative provisions of this Agreement and references to this Termination Agreement will, unless the context otherwise requires, include references to the Exhibits and attachments;

f)	the headings in this Termination Agreement are for information only and will not be considered in the interpretation of this Termination Agreement;

g)	general words will not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things; and

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h)	the Parties agree that the terms and conditions of this Termination Agreement are the result of negotiations between the Parties and that this Termination Agreement will not be construed in favor of or against any Party by reason of the extent to which any Party participated in the preparation of this Termination Agreement.

4.12	Force Majeure. In the event that either Party is prevented from performing its obligations under this Termination Agreement as a result of any contingency beyond its reasonable control that could not have been avoided by due care being taken by such non-performing Party (“Force Majeure”), including any actions of governmental authorities or agencies, war, hostilities between nations, civil commotions, riots, national industry strikes, lockouts, sabotage, shortages in supplies, energy shortages, fire, floods and acts of nature such as typhoons, hurricanes, earthquakes, or tsunamis, the Party so affected will not be responsible to the other Party for any delay or failure of performance of its obligations hereunder, for so long as Force Majeure prevents such performance. In the event of Force Majeure, the Party immediately affected thereby will give prompt written notice to the other Party specifying the Force Majeure event complained of, and will use commercially reasonable efforts to resume performance of its obligations. Notwithstanding the foregoing, if such a Force Majeure induced delay or failure of performance continues for a period beyond 31 January 2017, either Party may terminate any remaining obligations under this Termination Agreement upon written notice to the other Party.

4.13	Authority to Enter this Mutual Termination. Each Party hereby covenants and represents to the other Party that it has full right and authority to enter into this Termination Agreement without the consent or approval of any Third Party.

4.14	Counterparts. This Termination Agreement may be executed in two or more counterparts, by manual, facsimile, pdf or electronic signature, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

4.15	Cumulative Remedies. No remedy referred to in this Termination Agreement is intended to be exclusive, but each will be cumulative and in addition to any other remedy referred to in this Termination Agreement or otherwise available under Law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties intending to be bound have caused this Termination Agreement to be executed by their duly authorized representatives.

NOVARTIS PHARMA AG		GW PHARMA LTD

By:	/s/ Stefan lbing	By:	/s/ James Ryan

Name:	Stefan lbing	Name:	James Ryan

Title:	Authorised Signatory	Title:	Head of Legal Affairs

Date:	25/11/2016	Date:	28-11-2016

By:	/s/ Britt Henderson

Name:	Britt Henderson

Title:	CFO Amal Pharma

Date:	28-11-2016

Signature Page to Termination Agreement